Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On February 24, 2021, ICON entered into a Merger Agreement with PRA Health Sciences, Inc. (“PRA”), ICON US Holdings Inc., a Delaware corporation and subsidiary of ICON (“US HoldCo”), and Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON and US HoldCo (“Merger Subsidiary”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into PRA (the “Merger”), with PRA surviving as a subsidiary of ICON and US HoldCo (the “Surviving Corporation”). The following unaudited pro forma condensed combined financial information of ICON and PRA is presented to illustrate the estimated effects of the Merger, which estimated effects are collectively referred to as adjustments or transaction accounting adjustments.

The Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2021 is presented as if the Merger had occurred on March 31, 2021. The Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2020, the three month period ended March 31, 2020 and the three month period ended March 31, 2021 are presented as if the Merger had occurred on January 1, 2020, the beginning of the earliest period presented. These Unaudited Pro Forma Condensed Combined Statements of Operations and Unaudited Pro Forma Condensed Combined Balance Sheet are collectively referred to as the unaudited pro forma financial information. The unaudited pro forma financial information is based on the historical consolidated financial statements of ICON and PRA, and the assumptions and adjustments set forth in the accompanying explanatory notes.

The unaudited pro forma financial information for the Merger has been developed from and should be read in conjunction with the ICON audited consolidated financial statements contained in the ICON Form 20-F for the year ended December 31, 2020, the ICON unaudited condensed consolidated financial statements contained in the ICON Form 6-K for the three month period ended March 31, 2021, the PRA audited consolidated financial statements contained in the PRA Form 10-K for the year ended December 31, 2020 and the PRA unaudited condensed consolidated financial statements contained in the PRA Form 10-Q for the three month period ended March 31, 2021, which are incorporated by reference into this offering memorandum.

The Merger will be accounted for using the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations” with ICON considered the acquirer of PRA.  ICON will record assets acquired, including identifiable intangible assets, and liabilities assumed from PRA, at their respective fair values at the date of completion of the Merger. For purposes of developing the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2021, the acquired PRA assets, including identifiable intangible assets, and liabilities assumed have been recorded at their estimated fair values with the excess purchase price assigned to goodwill as described under Note 3 to the Unaudited Pro Forma Condensed Combined Financial Information below.  The estimated fair values assigned in this unaudited pro forma financial information are preliminary and represent ICON’s current best estimate of fair value and are subject to revision. The unaudited pro forma financial information, prepared under Article 11 of Regulation S-X issued by the SEC, is provided for informational purposes only and is based on available information and assumptions that ICON believes are reasonable. It does not purport to represent what the actual consolidated results of operations or the consolidated financial position of the combined entity would have been had the Merger occurred on the dates indicated, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the date of the pro forma financial information.

Upon closing of the Merger, each share of PRA common stock will be converted into 0.4125 of a share of ICON ordinary shares. This exchange ratio will not be adjusted for changes in the market price or number of shares outstanding of either ICON ordinary shares or PRA common stock between the date of signing the Merger Agreement and completion of the Merger.

For purposes of this unaudited pro forma financial information, giving effect to the exchange ratio described above, the estimated aggregate consideration to complete the Merger would have been $12.8 billion. This amount was derived based on the 64.77 million shares of PRA common stock (other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares) outstanding on March 31, 2021, the cash consideration of $80.00 per share, the exchange ratio and a per share price of $223.76, which represents the closing price of ICON ordinary shares on May 31, 2021. The purchase price also includes the estimated fair value of $411.5 million for PRA equity awards held by employees of PRA that will be exchanged for ICON equity awards and the repayment of $1.3 billion of PRA's indebtedness.

The accounting standards require that the equity consideration transferred be measured at the date the Merger is completed at the then-current market price. This requirement will likely result in a total consideration that is different from the amount presented in this unaudited pro forma financial information. Based on the 64.77 million shares of PRA common stock outstanding as of March 31, 2021 and the exchange ratio, a 10% increase/(decrease) in the per share price of the ICON ordinary shares as of May 31, 2021 would result in an $629.3 million increase/(decrease) in the total consideration for the Merger, substantially all of which ICON expects would be recorded as an increase/(decrease) in the amount of goodwill. The number of outstanding shares of PRA common stock will change prior to the closing of the Merger due to transactions in the normal course of business, including the vesting and/or exercise of outstanding PRA equity awards. This change is not expected to have a material effect on this unaudited pro forma financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT MARCH 31, 2021

March 31, 2021	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes	Pro Forma Surviving Corporation
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$942,455	$690,259	$—	$(535,191)	3(a), 4(f)	$1,097,523
Available for sale investments	1,729	—	—	—		1,729
Accounts receivable, net	659,710	—	585,569	—		1,245,279
Unbilled revenue	416,352	—	193,777	—		610,129
Accounts receivable and unbilled services, net	—	779,346	(779,346)	—		—
Other receivables	31,552	—	26,853	—		58,405
Prepayments and other current assets	87,273	126,156	(38,041)	(20,408)	4(f)	154,980
Income taxes receivable	29,996	—	11,188	20,784	4(d)	61,968
Total current assets	$2,169,067	$1,595,761	$—	$(534,815)		$3,230,013
Other Assets:
Property, plant and equipment, net	$165,582	$192,462	$—	$—		$358,044
Goodwill	927,738	1,690,464	—	6,267,686	4(c)	8,885,888
Operating right-of-use assets	74,801	170,091	—	—		244,892
Other non-current assets	21,309	52,797	(15,696)	(2,502)	3(a)	55,908
Non-current income taxes receivable	12,055	—	1,747	—		13,802
Non-current deferred tax asset	12,552	—	13,949	3,774	3(a), 4(f)	30,275
Equity method investments	4,260	—	—	—		4,260
Investments in equity-long term	18,614	—	—	—		18,614
Intangible assets	60,598	581,170	—	5,011,830	4(c)	5,653,598
Total Assets	$3,466,576	$4,282,745	$—	$10,745,973		$18,495,294
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$48,103	$46,478	$—	$—		$94,581
Unearned revenue	610,477	—	732,641	(15,000)	4(e)	1,328,118
Accrued expenses and other current liabilities	—	388,361	(388,361)	—		—
Other liabilities	404,988	—	412,452	123,771	3(a), 4(d), 4(f)	941,211
Income taxes payable	16,666	—	14,680	—		31,346
Current portion of operating lease liabilities	—	38,771	(38,771)	—		—
Advanced billings	—	732,641	(732,641)	—		—
Current portion of borrowings under credit facilities	—	91,300	—	6,200,140	3(a), 4(f)	6,291,440
Current portion of long-term debt	—	25,000	—	(25,000)	3(a)	—
Total current liabilities	$1,080,234	$1,322,551	$—	$6,283,911		$8,686,696

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AT MARCH 31, 2021 (continued)

March 31, 2021	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes	Pro Forma Surviving Corporation
	(in thousands)
Other Liabilities:
Non-current bank credit lines and loan facilities	$348,592	$1,152,663	$—	$(1,501,255)	3(a), 4(f)	$—
Non-current operating lease liabilities	52,182	150,551	—	—		202,733
Non-current other liabilities	26,279	52,134	(4,253)	—		74,160
Non-current government grants	795	—	1,039	—		1,834
Non-current income taxes payable	14,466	—	3,214	—		17,680
Non-current deferred tax liability	9,857	48,324	—	1,276,004	4(c), 4(e), 4(h)	1,334,185
Total Liabilities	$1,532,405	$2,726,223	$—	$6,058,660		$10,317,288

Shareholders' Equity:
Share Capital	$4,585	$648	$—	$1,303	3(b), 4(i)	$6,536
Additional paid-in capital	623,409	1,174,096	—	5,213,329	3(b), 4(i)	7,010,834
Other undenominated capital	1,134	—	—	—		1,134
Accumulated other comprehensive loss	(54,974)	(115,487)	—	116,321	4(i), 4(f)	(54,140)
Retained earnings	1,360,017	497,265	—	(643,640)	4(i), 4(d), 4(f)	1,213,642
Total Shareholders’ Equity	$1,934,171	$1,556,522	$—	$4,687,313		$8,178,006
Total Liabilities and Shareholders’ Equity	$3,466,576	$4,282,745	$—	$10,745,973		$18,495,294

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD MARCH 31, 2021

March 31, 2021	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes	Pro Forma Surviving Corporation
	(in thousands, except per share data)
Revenue	$858,198	$933,775	$—	$(76)	4(b)	$1,791,897

Costs and expenses:
Direct costs	626,244	472,010	223,352	(350)	4(b), 4(h)	1,321,256
Reimbursable expenses	—	223,352	(223,352)	—		—
Selling, general and administrative	98,535	122,778	1,219	(906)	4(h)	221,626
Depreciation and amortization	17,405	32,568	—	92,530	4(c)	142,503
Restructuring	—	—	—	—		—
Transaction-related costs	—	13,436	(13,436)	—		—
Loss on disposal of fixed assets	—	123	(123)	—		—
Total costs and expenses	$742,184	$864,267	$(12,340)	$91,274		$1,685,385
Income/(loss) from operations	$116,014	$69,508	$12,340	$(91,350)		$106,512
Interest income	257	—	—	—		257
Interest expense	(2,727)	(5,212)	—	(56,990)	4(f)	(64,929)
Foreign currency gain/losses net	—	12,388	(12,388)	—		—
Other (expense) income, net	—	(48)	48	—		—
Income/(loss) before income taxes expense	$113,544	$76,636	$—	$(148,340)		$41,840
Income tax (expense)/credit	(16,148)	(19,696)	—	34,754	4(g)	(1,090)
Income before share of earnings from equity method investments	$97,396	$56,940	$—	$(113,586)		$40,750
Share of equity method investments	(274)	—	—	—		(274)
Net Income/(loss)	$97,122	$56,940	$—	$(113,586)		$40,476
Net income attributable to noncontrolling interest	—	—	—	—		—
Net income/(loss)	$97,122	$56,940	$—	$(113,586)		$40,476

Net income/(loss) per Ordinary Share
Basic	$1.84				4(j)	$0.51
Diluted	$1.82				4(j)	$0.50

Weighted average number of ordinary shares outstanding:
Basic	52,811,460				4(j)	79,272,098
Diluted	53,310,453				4(j)	80,605,578

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2020

December 31, 2020	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes	Pro Forma Surviving Corporation
	(in thousands, except per share data)
Revenue	$2,797,288	$3,183,365	$—	$(15,666)	4(b), 4(e)	$5,964,987

Costs and expenses:
Direct costs	1,979,883	1,649,001	665,761	32,035	4(b) ,4(h)	4,326,680
Reimbursable expenses	—	665,761	(665,761)	—		—
Selling, general and administrative	341,690	453,032	(18,648)	260,372	4(d), 4(h)	1,036,446
Depreciation and amortization	66,126	131,630	—	365,419	4(c)	563,175
Restructuring	18,089	—	—	—		18,089
Transaction-related costs	—	(44,465)	44,465	—	4(k)	—
Loss on disposal of fixed assets	—	317	(317)	—		—
Total costs and expenses	$2,405,788	$2,855,276	$25,500	$657,826		$5,944,390

Income/(loss) from operations	$391,500	$328,089	$(25,500)	$(673,492)		$20,597
Interest income	2,724	—	324	—		3,048
Interest expense	(13,019)	(43,130)	(774)	(251,606)	4(f)	(308,529)
Loss on modification or extinguishment of debt	—	(450)	450	—		—
Foreign currency gain/ losses, net	—	(25,499)	25,499	—		—
Other (expense) income, net	—	(1)	1	—		—
Income/(loss) before income taxes expense	$381,205	$259,009	$—	$(925,098)		$(284,884)
Income tax (expense)/credit	(47,875)	(61,966)	—	178,682	4(g)	68,841
Income before share of earnings from equity method investments	$333,330	$197,043	$—	$(746,416)		$(216,043)
Share of equity method investments	(366)	—	—	—		$(366)
Net Income/(loss)	$332,964	$197,043	$—	$(746,416)		$(216,409)
Net income attributable to noncontrolling interest	(633)	—	—	—		(633)
Net income/(loss)	$332,331	$197,043	$—	$(746,416)		$(217,042)

Net income/(loss) per Ordinary Share:
Basic	$6.20				4(j)	$(2.80)
Diluted	$6.15				4(j)	$(2.80)

Weighted average number of ordinary shares outstanding:
Basic	52,859,911				4(j)	78,992,611
Diluted	53,283,585				4(j)	78,992,611

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2020

March 31, 2020	ICON Historical	PRA Historical	Reclassifications (See Section 4a)	Transaction Adjustments (See Section 3 & 4)	Notes		Pro Forma Surviving Corporation
	(in thousands, except per share data)
Revenue	$715,102	$783,708	$—	$(7,751)	4(b), 4(e)		$1,491,059

Costs and expenses:
Direct costs	505,293	403,862	176,841	17,431	4(b), 4(h)		1,103,427
Reimbursable expenses	—	176,841	(176,841)	—			—
Selling, general and administrative	87,196	106,957	(7,248)	197,778	4(d), 4(h)		384,683
Depreciation and amortization	16,322	32,278	—	91,330	4(c)		139,930
Restructuring	—	—	—	—			—
Transaction-related costs	—	609	(609)	—			—
Loss on disposal of fixed assets	—	(19)	19	—			—
Total costs and expenses	$608,811	$720,528	$(7,838)	$306,539			1,628,040

Income/(loss) from operations	$106,291	$63,180	$7,838	$(314,290)			$(136,981)
Interest income	1,809	—	—	—			1,809
Interest expense	(3,181)	(13,487)	—	(67,061)	4(f)		(83,729)
Loss on modification or extinguishment of debt	—	—	—	—			—
Foreign currency gain/losses, net	—	7,842	(7,842)	—			—
Other (expense) income, net	—	(4)	4	—			—
Income/(loss) before income taxes expense	$104,919	$57,531	$—	$(381,351)			(218,901)
Income tax (expense)/credit	(12,590)	(16,871)	—	59,737	4(g)		30,276
Income before share of earnings from equity method investments	$92,329	$40,660	$—	$(321,614)			(188,625)
Share of equity method investments	—	—	—	—			—
Net Income/(loss)	$92,329	$40,660	$—	$(321,614)			(188,625)
Net income attributable to noncontrolling interest	(633)	—	—	—			(633)
Net income/(loss)	$91,696	$40,660	$—	$(321,614)			(189,258)

Net income/(loss) per Ordinary Share:
Basic	$1.63				4(j)		$(2.44)
Diluted	$1.62				4(j)		$(2.44)

Weighted average number of ordinary shares outstanding:
Basic	53,348,355				4(j	)	79,308,218
Diluted	53,905,022				4(j	)	79,308,218

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Description of Merger

On February 24, 2021, ICON entered into a merger agreement with PRA, US HoldCo, and Merger Subsidiary. Upon the terms and subject to the conditions of the Merger Agreement, Merger Subsidiary will merge with and into PRA, with PRA surviving as a subsidiary of ICON and US HoldCo.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of PRA issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares, any Dissenting Shares and any Subsidiary-Held Shares), will be converted into the right to receive (i) from ICON, 0.4125 of one ordinary share of ICON (the “Share Consideration”) and (ii) from US HoldCo and the Surviving Corporation, $80.00 in cash, without any interest thereon (the "Cash Consideration").

On February 24, 2021, ICON also entered into a debt commitment letter (the "Commitment Letter") to provide for  commitments of up to $6.06 billion of bridge loans (the "Bridge Facility") from certain financial institutions (the "Commitment Parties") for the purposes of funding a portion of the consideration for the Merger, repaying the Existing ICON Indebtedness and the Existing PRA Indebtedness and paying all or a portion of the transaction costs.

Further, all of PRA’s outstanding share-based compensation will be replaced with similar ICON awards as described in note 4h. Share based compensation.

2. Basis of Presentation

The unaudited pro forma financial information was prepared by accounting for the Merger using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” which is referred to as ASC 805, and is derived from the audited historical financial statements of ICON and PRA.

The unaudited pro forma financial information has been prepared by ICON in accordance with SEC Regulation S-X Article 11. The unaudited pro forma financial information is not necessarily indicative of what ICON’s consolidated statements of operations or consolidated balance sheet would have been had the Merger been completed as of the dates indicated or will be for any future periods. The unaudited pro forma financial statements do not purport to project the future financial position or results of operations of ICON following the completion of the Merger. The unaudited pro forma financial information reflects transaction adjustments management believes are necessary to present fairly ICON’s pro forma results of operations and financial position following the closing of the Merger as of and for the periods indicated. The transaction adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report ICON’s financial condition and results of operations as if the Merger was completed.

The acquisition method of accounting uses the fair value concepts defined in ASC 820, “Fair Value Measurements and Disclosures,” which is referred to as ASC 820. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective and can involve a high degree of estimation.

The determination of the fair value of the identifiable assets of PRA and the allocation of the estimated consideration to these identifiable assets and liabilities is preliminary and is pending finalization of various estimates, inputs and analyses. Since this unaudited pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the Merger, the actual amounts eventually recorded for the purchase accounting, including the identifiable intangibles and goodwill, may differ materially from the information presented.

The initial allocation of the preliminary estimated equity portion of the consideration for the Merger in this unaudited pro forma financial information is based upon the estimated value of such equity consideration as of May 31, 2021.

At this preliminary stage, the estimated identifiable finite lived intangible assets include customer relationships, order backlog, tradenames, database and technology assets. Goodwill represents the excess of the estimated purchase price over the estimated fair value of PRA’s identifiable assets and liabilities, including the fair value of the estimated identifiable finite assets  described above. Goodwill will not be amortized but will be subject to periodic impairment testing. The goodwill balance shown in the unaudited pro forma financial information is preliminary and subject to change as a result of the same factors affecting both the estimated consideration and the estimated fair value of identifiable assets and liabilities acquired. The goodwill balance represents the combined company’s expectations of the strategic opportunities available to it as a result of the Merger, as well as other synergies that will be derived from the Merger.

Upon consummation of the Merger and the completion of a formal valuation study, the estimated fair value of the employee equity awards replaced, and fair value of the acquired assets and liabilities will be updated, including the estimated fair value and useful lives of the identifiable intangible assets and allocation of the excess purchase price, if any, to goodwill. The calculation of goodwill and other identifiable intangible assets could be materially impacted by changing fair value measurements caused by the volatility in the current market environment. Under ASC 805, transaction costs related to the Merger are expensed in the period they are incurred. Total transaction related costs incurred by ICON and PRA in connection with the Merger are estimated to be approximately $137.0 million. To the extent that they are not already paid, the transaction costs incurred by ICON and PRA  are reflected as a liability in the Unaudited Pro Forma Condensed Combined Balance Sheet. In the three month period ended March 31, 2021, ICON incurred transaction costs of $12.9 million and PRA incurred transaction costs of $13.4 million. The remaining amount is reflected as an expense in the Unaudited Condensed Combined Statement of Operations for the year ended December 31, 2020. These costs are non-recurring.

The unaudited pro forma financial information does not reflect the following items:

•	the impact of any potential revenues, benefits or synergies that may be achievable in connection with the Merger or related costs that may be required to achieve such revenues, benefits or synergies;
•	changes in cost structure or any restructuring activities as such changes, if any, have yet to be determined;
•
expenses related to those employees and executives who may not be retained in the same roles after the Merger, where such agreements have not been reached at the date of this offering memorandum. These expenses may include both cash and equity payments, and which amounts could be substantial. These amounts will be reflected once agreements are reached with those employees or executives; and

•
any expenses related to equity awards with triggers that accelerate vesting upon termination of the relevant employee where contractual arrangements for termination with said employees have not been reached at May 31, 2021. Such expenses may be incurred in future periods and could be material.

3. Preliminary Purchase Consideration

The fair value of the Merger consideration, or the purchase price, in the unaudited pro forma financial information is estimated to be approximately $12.8 billion. This amount was derived based on the 64.77 million shares of PRA common stock (other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares) outstanding on March 31, 2021, the cash consideration of $80.00 per share, the exchange ratio and a per share price of $223.76, which represents the closing price of ICON ordinary shares on May 31, 2021. The actual number of shares of ICON ordinary shares issued to PRA stockholders upon closing of the Merger will be based on the actual number of shares of PRA common stock outstanding when the Merger closes, and the valuation of those shares will be based on the per share price of ICON ordinary shares at that time. PRA equity awards outstanding whether or not vested or exercisable will be converted into ICON equity awards after giving effect to the exchange ratio. The terms of these awards, including vesting provisions, will be consistent to those of the historical PRA equity awards. The fair value of PRA equity awards attributable to pre-combination service that will be assumed by ICON upon completion of the Merger will be considered part of the purchase price. Accordingly, the purchase price includes estimated fair values for PRA equity awards of $411.5 million.

On the date of consummation of the Merger (the "Merger Date"), the Existing PRA Indebtedness shall be repaid in connection with the Merger. For purposes of the unaudited pro forma condensed combined balance sheet, based on the amounts of Existing PRA Indebtedness reflected as outstanding on the PRA balance sheet as of March 31, 2021, which is assumed to be the Merger Date for the Unaudited Pro Forma Condensed Combined Balance Sheet, a total of $1,273.9 million was estimated to be repaid, comprising short-term debt of $116.3 million, accrued interest of $1.4 million and long-term debt of $1,156.3 million. Amounts outstanding under the various Existing PRA Indebtedness could change between the date of the PRA balance sheet as of March 31, 2021 used for purposes of these unaudited pro forma condensed combined financial information and the Merger date. Accordingly, the amount of Existing PRA Indebtedness actually repaid on the Merger Date could be different from the amount estimated to be repaid as of March 31, 2021.

The estimated preliminary purchase price is calculated as follows:

Outstanding shares of PRA common stock as at March 31, 2021 (shares in millions)	64.77
Exchange ratio	0.4125
Shares of ICON to be issued (shares in millions)	26.72
Price per share as of May 31, 2021	$223.76
Fair value of ICON ordinary shares to be issued ($'millions)	$5,977.9
Fair value of PRA equity awards exchanged for ICON equity awards ($'millions)	$411.5
Total equity consideration (including exchange of equity awards) ($'millions)	$6,389.4

Cash consideration to PRA stockholders ($'millions)	$5,181.2
Estimated repayment of PRA’s debt as of March 31, 2021 ($'millions)	$1,273.9
Total cash consideration (including debt repayment) ($'millions)	$6,455.1

Merger consideration ($'millions)	$12,844.5

An increase of 10% in the price of ICON ordinary shares would result in a $629.3 million increase in the estimated value of the consideration, and correspondingly, in the estimated value of goodwill. A decrease of 10% in the price of ICON ordinary shares would result in a $629.3 million decrease in the estimated value of the consideration, and correspondingly, in the estimated value of goodwill.

3a. Cash consideration

The cash consideration to acquire PRA is estimated at $6,455.1 million. This represents the cash element of the total purchase price being $80.00 per share based on 64.77 million shares of PRA common stock (other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares) outstanding on March 31, 2021 and the estimated costs of $1,273.9 million associated with the repayment of PRA’s debt (as adjusted for deferred financing fees and accrued interest) as of March 31, 2021. The repayment of the Existing PRA Indebtedness also resulted in; (i) the unwinding of deferred financing fees of $2.5 million relating to the revolving credit facility, (ii) the unwinding deferred financing fees of $3.6 million relating to the term loan, (iii) the recording of deferred tax associated with the unwinding of deferred financing fees of $1.6 million and (iv) settlement of accrued interest of $1.4 million.

3b. Equity consideration

The equity consideration to acquire PRA is estimated at $6,389.4 million. This represents the share based element of the total purchase price based on 64.77 million shares of PRA common stock (other than Cancelled Shares, Dissenting Shares and Subsidiary-Held Shares) outstanding on March 31, 2021, the exchange ratio of 0.4125 and a per share price of $223.76, which represents the closing price of ICON ordinary shares on May 31, 2021. The share consideration also includes the estimated fair value of PRA equity awards at March 31, 2021 exchanged for ICON equity awards of $411.5 million.

Preliminary allocation of the purchase price

The following table presents the preliminary allocation of the purchase price to the assets to be acquired and liabilities to be assumed in the Merger:

Assets acquired:	$'000
Cash and cash equivalents	$690,259
Accounts receivable and unbilled services, net	779,346
Other current assets and receivables	126,156
Property and equipment	192,462
Operating lease right-of-use assets	170,091
Goodwill	7,958,150
Other identifiable intangibles	5,593,000
Other non-current assets	51,878
Liabilities assumed
Accounts payable	(46,478)
Other liabilities	(425,734)
Unearned revenue	(717,641)
Non-current operating lease liabilities	(150,551)
Non-current other liabilities	(52,134)
Non-current deferred tax liability	(1,324,328)
Net assets acquired	$12,844,476

Upon completion of the fair value assessment following the Merger, ICON anticipates the finalized fair values of the net assets acquired will differ from the preliminary assessment outlined above. Generally, changes to the initial estimates of the fair value of the assets acquired and liabilities assumed within a one year measurement period from the acquisition date will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill, which could be material.

With the exception of the fair value adjustments detailed in Note 4. Merger-related Transaction Adjustments, the fair value of assets acquired and liabilities assumed is deemed to equal PRA’s historical carrying value due to either the liquid nature or short duration of the asset or liability, or based upon overall immateriality to the purchase price allocation.

4.  Merger-related Transaction Adjustments

The unaudited pro forma financial information reflects the following adjustments related to the Merger:

Pro Forma Unaudited Condensed Combined Balance Sheet as of March 31, 2021

	PPA	Notes		Financing	Notes	Other	Notes	Total Transaction Adjustments
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$(6,455,100)	3(	a)	$5,919,909	4(f)	$—		$(535,191)
Available for sale investments	—			—		—		—
Accounts receivable, net	—			—		—		—
Unbilled revenue	—			—		—		—
Accounts receivable and unbilled services, net	—			—		—		—
Other receivables	—			—		—		—
Prepayments and other current assets	—			(20,408)	4(f)	—		(20,408)
Income taxes receivable	—			—		20,784	4(d)	20,784
Total current assets	$(6,455,100)			$5,899,501		$20,784		$(534,815)
Other Assets:
Property, plant and equipment, net	—			—		—		—
Goodwill	6,267,686	4(	c)	—		—		6,267,686
Operating right-of-use assets	—			—		—		—
Other non-current assets	(2,502)	3(	a)	—		—		(2,502)
Deferred financing fees	—			—		—		—
Non-current income taxes receivable	—			—		—		—
Non-current deferred tax asset	1,583	3(	a)	2,191	4(f)	—		3,774
Equity method investments	—			—		—		—
Investments in equity-long term	—			—		—		—
Intangible assets	5,011,830	4(	c)			—		5,011,830
Total Assets	$4,823,497			$5,901,692		$20,784		$10,745,973

	PPA	Notes	Financing	Notes		Other	Notes		Total Transaction Adjustments
LIABILITIES AND SHAREHOLDERS' EQUITY	(in thousands)
Current Liabilities:
Accounts payable	—		—			—			—
Unearned revenue	(15,000)	4(e)	—			—			(15,000)
Accrued expenses and other current liabilities	—		—			—			—
Other liabilities	(1,398)	3(a)	(26,661)	4(f	)	151,830	4(d)		123,771
Income taxes payable	—		—			—			—
Current portion of operating lease liabilities	—		—			—			—
Advanced billings	—		—						—
Current portion of borrowings under credit facilities	(91,300)	3(a)	6,291,440	4(f	)	—			6,200,140
Current portion of long-term debt	(25,000)	3(a)	—			—			(25,000)
Total current liabilities	$(132,698)		$6,264,779			$151,830			$6,283,911
Other Liabilities:						—			—
Non-current bank credit lines and loan facilities	(1,152,663)	3(a)	(348,592)	4(f	)	—			(1,501,255)
Non-current operating lease liabilities	—		—			—			—
Non-current other liabilities	—		—			—			—
Non-current government grants	—		—			—			—
Non-current income taxes payable	—		—			—			—
Non-current deferred tax liability	1,276,004	4(c), 4(e), 4(h)	—			—			1,276,004
Total Liabilities	$(9,357)		$5,916,187			$151,830			$6,058,660
Shareholders' Equity:									—
Share Capital	1,303	4(i), 3(b)	—			—			1,303
Additional paid-in capital	5,213,329	4(i), 3(b)	—			—			5,213,329
Other undenominated capital	—		—			—			—
Accumulated other comprehensive loss	115,487	4(i)	834	4(f), 4(i	)	—			116,321
Retained earnings	(497,265)	4(i)	(15,329)	4(f), 4(i	)	(131,046)	4(d), 4(i	)	(643,640)
Total Shareholders’ Equity	$4,832,854		$(14,495)			$(131,046)			$4,687,313
Total Liabilities and Shareholders’ Equity	$4,823,497		$5,901,692			$20,784			$10,745,973

Pro Forma Unaudited Condensed Combined Statement of Operations for the three months ended March 31, 2021

	PPA	Notes		Financing	Notes		Other	Notes	Total Transaction Adjustments
	(in thousands)
Revenue	$—			—			$(76)	4(b)	(76)

Costs and expenses:
Direct costs	—			—			(350)	4(b), 4(h)	(350)
Reimbursable expenses	—			—			—		—
Selling, general and administrative	—			—			(906)	4(h)	(906)
Depreciation and amortization	92,530	4(c	)	—			—		92,530
Restructuring	—			—			—		—
Transaction-related costs	—			—			—		—
Loss on disposal of fixed assets	—			—			—		—
Total costs and expenses	$92,530			$—			$(1,256)		$91,274
Income/ (loss) from operations	$(92,530)			$—			$1,180		$(91,350)
Interest income	—			—			—		—
Interest expense	—			(56,990)	4(f	)	—		(56,990)
Loss on modification or extinguishment of debt	—			—			—		—
Foreign currency losses, net	—			—			—		—
Other (expense)/income, net	—			—			—		—
Income/(loss) before income taxes expense	$(92,530)			$(56,990)			$1,180		$(148,340)
Income tax credit/ (expense)	24,058	4(g	)	10,799	4(g	)	(103)	4(g)	34,754
Income/(loss) before share of earnings from equity method investments	$(68,472)			$(46,191)			$1,077		$(113,586)
Share of equity method investments	—			—			—		—
Net Income/(loss)	$(68,472)			$(46,191)			$1,077		$(113,586)
Net income/(loss) attributable to noncontrolling interest	—			—			—		—
Net income attributable to the combined company	$(68,472)			$(46,191)			$1,077		$(113,586)

Pro Forma Unaudited Condensed Combined Statement of Operations for the year ended December 31, 2020

	PPA	Notes	Financing	Notes		Other	Notes	Total Transaction Adjustments
	(in thousands)
Revenue	$(15,000)	4(e)	—			$(666)	4(b)	$(15,666)

Costs and expenses:

Direct costs	—		—			32,035	4(b), 4(h)	32,035
Reimbursable expenses	—		—			—		—
Selling, general and administrative	—		450	4(f)		259,922	4(d), 4(h)	260,372
Depreciation and amortization	365,419	4(c)	—			—		365,419
Restructuring	—		—			—		—
Transaction-related costs	—		—			—		—
Loss on disposal of fixed assets	—		—			—		—
Total costs and expenses	$365,419		$450			$291,957		$657,826
Income/(loss) from operations	$(380,419)		$450			$(292,623)		$(673,492)
Interest income	—		—			—		—
Interest expense	—		(251,606)	4(f	)	—		(251,606)
Loss on modification or extinguishment of debt	—		—			—		—
Foreign currency losses, net	—		—			—		—
Other (expense)/income, net	—		—			—		—
Income/(loss) before income taxes expense	$(380,419)		$(252,056)			$(292,623)		$(925,098)
Income tax credit/ (expense)	98,909	4(g)	46,635	4(g	)	33,138	4(g)	178,682
Income/(loss) before share of earnings from equity method investments	$(281,510)		$(205,421)			$(259,485)		$(746,416)
Share of equity method investments	—		—			—		—
Net Income/(loss)	$(281,510)		$(205,421)			$(259,485)		$(746,416)
Net income/(loss) attributable to noncontrolling interest	—		—			—		—
Net income attributable to the combined company	$(281,510)		$(205,421)			$(259,485)		$(746,416)

Pro Forma Unaudited Condensed Combined Statement of Operations for the three months ended March 31, 2020

	PPA	Notes		Financing	Notes		Other	Notes	Total Transaction Adjustments
	(in thousands)
Revenue	$(7,500)	4(e	)	—			$(251)	4(b)	$(7,751)

Costs and expenses:

Direct costs	—			—			17,431	4(b), 4(h)	17,431
Reimbursable expenses	—			—			—		—
Selling, general and administrative	—			—			197,778	4(d), 4(h)	197,778
Depreciation and amortization	91,330	4(c	)	—			—		91,330
Restructuring				—			—		—
Transaction-related costs	—			—			—		—
Loss on disposal of fixed assets	—			—			—		—
Total costs and expenses	$91,330			$—			$215,209		$306,539
Income/(loss) from operations	$(98,830)			$—			$(215,460)		$(314,290)
Interest income	—			—			—		—
Interest expense	—			(67,061)	4(f	)	—		(67,061)
Loss on modification or extinguishment of debt	—			—			—		—
Foreign currency losses, net	—			—			—		—
Other (expense)/income, net	—			—			—		—
Income/(loss) before income taxes expense	$(98,830)			$(67,061)			$(215,460)		$(381,351)
Income tax credit/(expense)	25,696	4(g	)	12,388	4(g	)	21,653	4(g)	59,737
Income/(loss) before share of earnings from equity method investments	$(73,134)			$(54,673)			$(193,807)		$(321,614)
Share of equity method investments	—			—			—		—
Net Income/(loss)	$(73,134)			$(54,673)			$(193,807)		$(321,614)
Net income/(loss) attributable to noncontrolling interest	—			—			—		—
Net income attributable to the combined company	$(73,134)			$(54,673)			$(193,807)		$(321,614)

4a. Reclassifications and conforming accounting policies

ICON reviewed the significant accounting policies between ICON and PRA, and identified accounting adjustments that would be required in connection with adopting uniform policies. The review performed by ICON involved a review of PRA’s publicly disclosed summary of significant accounting policies, including those disclosed in PRA’s annual report on Form 10-K for the year ended December 31, 2020, PRA's quarterly report on Form 10-Q for the three month period ended March 31, 2021 and preliminary discussion with PRA management regarding PRA’s significant accounting policies to identify material adjustments. While ICON expects to engage in additional discussion with PRA’s management and continues to evaluate the impact of PRA’s accounting policies on its historical results after completion of the Merger, ICON’s management does not believe there are any differences in the accounting policies of PRA and ICON that will result in material adjustments to ICON’s consolidated financial statements as a result of conforming PRA’s accounting policies to those of ICON.

Certain reclassifications have been made to amounts in the PRA Statement of Operations and Balance Sheet  to conform to ICON's presentation:

Pro Forma Unaudited Condensed Combined Balance Sheet as of March 31, 2021:
Reclassification of $585.6 million from Accounts receivable and unbilled services, net to Accounts receivable, net
Reclassification of $193.8 million from Accounts receivable and unbilled services, net to Unbilled revenue
Reclassification of $26.9 million from Prepayments and other current assets to Other receivables
Reclassification of $11.2 million from Prepayments and other current assets to Income taxes receivable
Reclassification of $1.7 million from Other non-current assets to Non-current income taxes receivable
Reclassification of $13.9 million from Other non-current assets to Non-current deferred tax asset
Reclassification of $732.6 million from Advance billings to Unearned revenue
Reclassification of $38.8 million from Current portion of operating lease liabilities to Other liabilities
Reclassification of $373.7 million from  Accrued expenses and other current liabilities to Other liabilities
Reclassification of $14.7 million from  Accrued expenses and other current liabilities to Income taxes payable
Reclassification of $1.0 million from Non-current other liabilities to Non-current government grants
Reclassification of $3.2 million from Non-current other liabilities to Non-current income taxes payable

Pro Forma Unaudited Condensed Combined Statement of Operations for the three month period ended March 31, 2021:
Reclassification of $223.4 million from Reimbursable expenses to Direct costs
Reclassification of $13.4 million from Transaction related costs to Selling, general and administrative
Reclassification of $0.1 million from Loss on disposal of fixed assets  to Selling, general and administrative
Reclassification of $12.4 million from Foreign currency losses, net to Selling, general and administrative
Reclassification of $48.0 thousand from Other (expense) income, net to Selling, general and administrative

Pro Forma Unaudited Condensed Combined Statement of Operations for the year ended December 31, 2020:
Reclassification of $665.8 million from Reimbursable expenses to Direct costs
Reclassification of $44.5 million from Transaction related costs to Selling, general and administrative
Reclassification of $0.3 million from Loss on disposal of fixed assets  to Selling, general and administrative
Reclassification of $0.8 million from Loss on modification or extinguishment of debt to Interest expense
Reclassification of $0.3 million from Loss on modification or extinguishment of debt to Interest income
Reclassification of $25.5 million from Foreign currency losses, net to Selling, general and administrative
Reclassification of $1.0 thousand from Other (expense) income, net to Selling, general and administrative

Pro Forma Unaudited Condensed Combined Statement of Operations for the three month period ended March 31, 2020:
Reclassification of $176.8 million from Reimbursable expenses to Direct costs
Reclassification of $0.6 million from Transaction related costs to Selling, general and administrative
Reclassification of $19.0 thousand from Loss on disposal of fixed assets  to Selling, general and administrative
Reclassification of $7.8 million from Foreign currency losses, net to Selling, general and administrative
Reclassification of $4.0 thousand from Other (expense) income, net to Selling, general and administrative

4b. Eliminations

Adjustment of $0.1 million reduction to revenues and direct costs to eliminate transactions between ICON and PRA for the three month period ended March 31, 2021. Adjustment of $0.7 million reduction to revenues and direct costs to eliminate transactions between ICON and PRA for the year ended December 31, 2020. Adjustment of $0.3 million reduction to revenues and direct costs to eliminate transactions between ICON and PRA for the three month period ended March 31, 2020. These transactions occurred in the normal course of business at market equivalent terms.

4c. Intangible assets and goodwill

	ICON PLC Historical	PRA Historical	Transaction accounting adjustments	Notes	Pro forma combined
	$'000	$'000	$'000		$'000

Intangible assets	$60,598	$581,170	$5,011,830	(i)	$5,653,598

Goodwill	$927,738	$1,690,464	$6,267,686	(ii)	$8,885,888

Amortization expense for three month period to March 31, 2021	$4,683	$17,900	$92,530	(iii)	$115,113
Amortization expense for year ended December 31, 2020	$19,234	$76,300	$365,419	(iii)	$460,953
Amortization expense for three month period to March 31, 2020	$4,909	$19,100	$91,330	(iii)	$115,339

i.
Reflects the adjustment of historical intangible assets acquired by ICON to their estimated fair values. As part of the preliminary valuation analysis, ICON identified intangible assets, including technology, trade names, order backlog, customer relationships and database assets. The fair value of identifiable intangible assets (excluding the technology assets) is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows. The fair value of the technology assets were determined using a "replacement cost" approach. Since all information required to perform a detailed valuation analysis of PRA’s intangible assets could not be obtained as of the date of this offering memorandum, for purposes of these unaudited pro forma condensed combined financial statements, ICON used certain assumptions based on publicly available transaction data for the industry.

ii.	Reflects adjustment to remove PRA’s historical goodwill of $1,690.5 million and record goodwill resulting from the acquisition of $7,958.2 million.
iii.	The following table summarizes the estimated fair values of PRA’s identifiable intangible assets and their estimated useful lives. ICON uses a straight-line method of amortization:

Intangible Assets	Estimated fair value	Estimated useful life in years	Amortization expense
	$'000	(years)	$'000
Customer Relationships	$4,522,000	23	$196,609
Order Backlog	$527,000	3	$175,667
Trade Names	$293,000	10	$29,300
Database	$176,000	7	$25,143
Technology Assets	$49,000	5	$9,800
Other Intangible Assets	$26,000	5	$5,200
	$5,593,000		$441,719
Quarterly amortization expense			$110,430

Historical amortization expense:
Annual amortization at December 31, 2020			$(76,300)
Quarterly amortization at March 31, 2021			$(17,900)
Quarterly amortization at March 31, 2020			$(19,100)

Transaction accounting adjustments to amortization:
Annual amortization adjustment at December 31, 2020			$365,419
Quarterly amortization adjustment at March 31, 2021			$92,530
Quarterly amortization adjustment at March 31, 2020			$91,330

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts ICON will calculate after completing a detailed valuation analysis, and the difference could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would result in a corresponding increase or decrease in the balance of goodwill and annual amortization expense of approximately $129.3 million annually and $32.3 million per quarter, assuming an overall weighted average useful life of 19.7 years.

 Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an adjustment to amortization expense of $365.4 million has been included in the Unaudited Pro Forma Condensed Statement of Operations, being the annual amortization charge above less $76.3 million amortization of purchased intangible assets expensed in the year ended December 31, 2020.

An adjustment to amortization expense of $92.5 million has been included in the Unaudited Pro Forma Condensed Statement of Operations, being the quarterly amortization charge above less $17.9 million amortization of purchased intangible assets expensed in the three month period ended March 31, 2021.

An adjustment to amortization expense of $91.3 million has been included in the Unaudited Pro Forma Condensed Statement of Operations, being the quarterly amortization charge above less $19.1 million amortization of purchased intangible assets expensed in the three month period ended March 31, 2020.

The related estimated net decrease to income tax expense for the Unaudited Pro Forma Condensed Statement of Operations is $95.0 million for the year ended December 31, 2020, $24.1 million for the three month period ended March 31, 2021 and $23.7 million for the three month period ended March 31, 2020. This adjustment will recur for the life of the underlying assets.

The step up in value of intangible assets of $5,011.8 million has also resulted in the recognition of additional deferred tax liabilities of $1,303.1 million.

4d. Merger related costs

It has been estimated that total transaction and related costs of $137.0 million will be incurred collectively by ICON and PRA in connection with the Merger, which include advisory, legal, valuation and other professional fees. The transaction costs incurred by ICON and PRA  are reflected as a liability in the Unaudited Pro Forma Condensed Combined Balance Sheet. In the three month period ended March 31, 2021, ICON incurred transaction costs of $12.9 million and PRA incurred transaction costs of $13.4 million. ICON and PRA did not incur any Merger related costs in the year ended December 31, 2020. As a result, an adjustment of $94.4 million (net of estimated associated tax benefit of $16.3 million) has been presented in the Unaudited Pro Forma Condensed Statement of Operations in the three month period ended March 31, 2020 and in the year ended December 31, 2020 within selling, general and administrative expenses/ income tax expense. These one-off costs will not have a continuing impact on the results of the combined company.

ICON and PRA have negotiated the terms of a retention/ transaction bonus plan whereby up to $25.0 million may be used for retention bonus awards to employees. Up to 50% of these bonuses will vest at close and the remaining 50% will vest and be payable 6 months after the consummation of the Merger. As a result, an adjustment of $20.6 million (net of estimated associated tax benefit of $4.4 million) has been presented in the Unaudited Pro Forma Condensed Statement of Operations in the year ended December 31, 2020 within selling, general and administrative expenses/ income tax expense and in the Unaudited Pro Forma Condensed Combined Balance Sheet within other liabilities and income taxes receivable. On the same basis, an adjustment of $10.3 million (net of estimated associated tax benefit of $2.2 million) has been presented in the Unaudited Pro Forma Condensed Statement of Operations in the three month period ended March 31, 2020. These one-off costs will not have a continuing impact on the results of the combined company.

Following the announcement of the Merger, severance arrangements were put in place with a small number of executives who will not be retained in the combined company due to overlap in roles. The severance arrangements result in a charge of $16.1 million to the Unaudited Pro Forma Condensed Statement of Operations for the three month period ended March 31, 2020 and the year ended December 31, 2020. These one-off costs will not have a continuing impact on the results of the combined company.

4e. Unearned revenue

Unearned revenue is adjusted by $15.0 million to reflect the fair value of the assumed performance obligation at March 31, 2021. The fair value of the assumed performance obligation was estimated using a cost build-up approach. The cost build-up approach is based on a market participant‘s estimate of the costs that will be incurred to fulfill the obligation plus a normal profit margin for the level of effort or assumption of risk by the acquirer after the acquisition date. The unearned revenue adjustment will be recorded as a reduction to revenues over the period that the underlying performance obligation is satisfied which is expected to be less than 12 months. The transaction accounting adjustments to reduce revenue by $15.0 million is recorded in the year ended December 31, 2020 (of which $7.5 million is reflected in the three month period ended March 31, 2020) to reflect the difference between the book value of unearned revenue and the fair value of the assumed performance obligations as they are satisfied, assuming the Merger was consummated on January 1, 2020. The adjustment to unearned revenue also results in a tax impact of $3.9 million in the Unaudited Pro Forma Condensed Combined Balance Sheet at March 31, 2021 and in the Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 2020 (of which $2.0 million is reflected in the three month period ended March 31, 2020). This one-off adjustment will not have a continuing impact on the results of the combined company.

4f. Financing

On February 24, 2021, ICON also entered into the Commitment Letter pursuant to which the Commitment Parties committed to provide the Bridge Facility for the purposes of funding a portion of the consideration for the Merger, repaying the Existing ICON Indebtedness and the Existing PRA Indebtedness and paying all or a portion of the transaction costs.  Pursuant to the Commitment Letter, the Commitment Parties also committed to provide to ICON a senior secured revolving credit facility (the "Revolving Facility") in aggregate principal amount of $300.0 million, also available in Euros and other currencies to the agreed.

For purpose of the unaudited pro forma financial information, we assume the Merger was financed in part with proceeds from the Bridge Facility.  The actual allocation of the type and amount of the financing (and the interest expense related thereto) for the cash consideration portion of the Merger, the repayment of the Existing ICON Indebtedness and the repayment of the Existing PRA Indebtedness, as well as the payment of all or a portion of the transaction costs, may differ from that set forth herein.  There can be no assurance that the permanent financing will be obtained prior to the completion of the Merger.

1.
The terms of the Bridge Facility provide that it shall mature on the date that is 12 months after the earlier of (x) August 24, 2021 and (y) the Merger Date (the “Initial Maturity Date”); provided that the Initial Maturity Date may be extended by ICON. At the option of ICON, prior to the Merger date, the Bridge Facility may be divided into two or more tranches of Bridge Loans, each allocated to one or more wholly-owned subsidiaries of ICON in either Luxembourg or United States; and

2.
a senior secured revolving credit facility in aggregate principal amount of $300.0 million, also available in Euros and other currencies to be agreed. The Revolving Facility will mature on the date that is five years after the Closing Date.

For the purpose of these unaudited pro forma financial information, we have assumed that the extension option for the Bridge Facility is exercised to postpone maturity by 3 months.

The terms of the Revolving Facility provide that it will mature on the date that is five years after the Merger Date.  The proceeds of Revolving Facility will be used by the Borrowers for working capital and other general corporate purposes, including the financing of permitted acquisitions and other permitted investments. Revolving Loans may be drawn by way of Letters of Credit.

Current and non-current interest bearing loans and borrowings have been adjusted as follows based on the sources of funding described above:

(in $ thousands)	Notes	Financing adjustment
Proceeds from the Bridge Facility		6,060,000
Proceeds from Revolving Facility		300,000
Debt issuance costs on the Bridge Facility	(i)	(68,560)
Total sources of funding, net of bridge debt issuance costs		6,291,440
Repayment of 2023 Series A and 2025 B Notes		(350,000)
Elimination of historical unamortized debt issuance costs	(ii)	1,408
Net change in debt		5,942,848
Presented as:
Current portion of debt adjustment		6,291,440
Non-current portion of debt adjustment		(348,592)

i.
In relation to the two facilities, total debt issuance costs amount to $68.6 million and $3.8 million respectively, all payable when signing the facilities. Only the fees referable to the Bridge Facility would be shown as a reduction of the corresponding liabilities in accordance with US GAAP. A portion of the underwriting fees, totaling $23.8 million, had already been accrued as deferred cost in ICON's Balance Sheet at March 31, 2021 and have been reversed as part of the Merger related adjustments.

ii.	ICON's unamortized debt issuance costs as at March 31, 2021 were $1.4 million in relation to the repaid 2023 Series A Notes and 2025 Series B Notes (the “Senior Notes”).

The Merger related adjustment to Prepayment and other current assets of $20.4 million consists of the reversal of ICON's underwriting fees capitalized during the three month period ended March 31, 2021 of $23.8 million, the derecognition of the unamortized fees on the extinguished Multicurrency Revolving Facility Agreement of $0.3 million and the recognition of $3.8 million worth of fees on the new Revolving Facility.

The pro-forma adjustment to Other Liabilities of $26.7 million relate to the reversal above ($23.8 million) plus the settlement of the accrued interest on the Senior Notes as at the March 31, 2021 balance sheet date ($2.8 million).

Cash reconciliation	(in $ thousands)
Total sources of funding, net of bridge debt issuance costs (see above)	6,291,440
Fees on Revolving Facility	(3,760)
Breakage Fee on ICON's Senior Notes	(14,940)
Repayment of ICON Senior Notes, including accrued interest	(352,831)
Net Change in cash and cash equivalents	5,919,909

The adjustment to retained earnings of $15.3 million in the Pro Forma Condensed Combined Balance Sheet reflects the release of the historical unamortized debt issuance costs for ICON, the release of the existing cash flow hedge reserve and the breakage fee payable upon repayment of the Senior Notes, net of tax.

Adjustment to retained earnings	Notes	As at March 31, 2021
	(in $ thousands)
Breakage Fee on ICON's Senior Notes		14,940
Release of debt issuance costs	(i)	1,746
Release of Cash Flow Hedge reserve	(ii)	834
Tax impact of adjustments outlined above		(2,191)
		15,329

i.
As described in the table above, unamortized loan fees worth $1.4 million were shown as a reduction to non-current loan facilities. Further, $0.3 million worth of fees had been capitalized under prepayments and other current assets in relation to the undrawn Multicurrency Revolving Facility Agreement, discharged when entering into the Revolving Facility.

ii.
ICON had entered into an interest rate hedge in respect of the planned issuance of the 2020 Senior Notes in June 2020. The interest rate hedge matured in July 2020 when the interest rates on the 2020 Senior Notes were fixed. The interest rate hedge was effective in accordance with ASC 815 'Derivatives and Hedging'. There was a cash outflow of $0.9 million on maturity in July 2020, representing the realized loss on the interest rate hedge. This had been recorded within Other Comprehensive Income and the unamortized realized loss as at March 31, 2021 was $0.8 million.

ICON expects to replace some or all of the Bridge Facility prior to the completion of the transaction with longer term financing. There can be no assurance that the permanent financing will be obtained prior to the completion of the transaction and the terms of expected permanent financing are uncertain at this time.

			Year ended December 31, 2020	Period ended March 31, 2020	Period ended March 31, 2021
(in $ thousands)	Average principal	Interest rate	Interest expense	Interest expense	Interest expense
Bridge Facility	6,060,000	2.15% - 3.15%	199,130	32,567	47,717
Revolving Facility	300,000	2.55%	7,649	1,912	1,912
Elimination of interest on ICON's Senior Notes			(13,405)	(3,185)	(1,594)
Elimination of interest on the Existing PRA Indebtedness			(28,990)	(10,554)	(4,407)

Release of historical loan fees:
ICON Multicurrency Revolving facility			338	500	—
ICON Senior Notes			1,408	266	—
Existing PRA Indebtedness			6,089	7,779	—

Other fees arising on refinancing (incl. discontinuation of hedge relationships)			79,387	37,776	13,362
Total interest expense adjustment			251,606	67,061	56,990

The interest rate relating to the Bridge Facility will be at Adjusted LIBOR plus 2.00%. Such margin will be subject to an increase of 25.0 basis points on each three month anniversary of the Merger Date. “Adjusted LIBOR” is the London interbank offered rate for dollars, adjusted for statutory reserve requirements for Eurodollar deposits, appearing on the LIBOR01 Page published by Reuters (or otherwise on the Reuters screen) two business days prior to such date, as set at the beginning of each applicable interest period, but in no event less than zero. Additionally, two duration fees and a maturity extension fee equaling to 0.25% of the principal amount outstanding (each) will be due during the course of the bridge loan.

The variable interest rate under the Revolving Facility is the same as is applicable to the Bridge Facility, with an applicable margin of 200 basis points but without the three-month increases applicable to the Bridge Facility.

For the purpose of calculating the above interest expense, a three-month U.S. dollar adjusted LIBOR rate of 0.15% estimated as of May 19, 2021 has been assumed, which may differ from the rates in place when actually utilizing the Bridge Facility and Revolving Facility. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the Unaudited Pro Forma Condensed Statement of Operations by approximately $9.9 million.

In addition to incremental interest charges, ICON has also recorded a transaction adjustment for debt issuance cost amortization for the Bridge Facility, which is expected to take place over the 15-month period covered by the unaudited pro forma financial information.

The related estimated net decrease to income tax expense for the Unaudited Pro Forma Condensed Statement of Operations is $10.8 million for the three month period to March 31, 2021, $46.6 million for the year ended December 31, 2020 and $12.4 million for the three month period to March 31, 2020. The actual tax benefit on interest expenses may differ depending on the final allocation of drawdowns among borrower entities in the group, as well as any internal financing required to ensure borrowings are in the appropriate subsidiaries to enable transaction costs to be met as required. Management estimate that a weighted tax benefit of 19% of the total interest expense adjustment reflects a conservative estimate of the value of the tax deductions that will be available in respect of transaction financing. The final tax benefit for such costs may be higher once pre-closing structuring has been finalized.

4g. Income Taxes

Adjustments to record the deferred income tax impact of acquisition accounting adjustments primarily related to intangible assets and to record the current and deferred tax impact of other transaction adjustments.

The incremental deferred income tax liabilities in respect of intangible assets were calculated based on the income tax effect of the step-up in book basis of the net assets of PRA, excluding the amount attributable to goodwill, using an estimated statutory tax rate of 26%.

The income tax expense impact of the transaction adjustments was determined by tax effecting the expected tax treatment of the individual elements of the transaction adjustments in the jurisdictions they are expected to be incurred in, at the estimated statutory tax rate in those jurisdictions. The tax adjustments could change based upon ICON's final determination of the tax treatment of the individual items and the statutory tax rate in the jurisdictions where the fair values are expected to occur and/ or as a result of any changes in legislation prior to closing.

Excluding the impact of all Merger accounting, transaction related costs and interest expense adjustments related to the Merger, the underlying effective tax rate of the combined group for the year ended December 31, 2020, the three month period ended March 31, 2021 and the three month period ended March 31, 2020 would have been approximately 17.2%, 16.7% and 18.1%, respectively. Excluding the impact of all adjustments, other than interest expense adjustments, the underlying effective tax rate of the combined group for the year ended December 31, 2020, the three month period ended March 31, 2021 and the three month period ended March 31, 2020 would have been approximately 16.3%, 15.9% and 17.9%, respectively.

4h. Share based compensation

 At the Effective Time, each restricted share of PRA common stock that is issued and outstanding will be converted into the right to receive the Merger consideration for each such share.

At the Effective Time, each option to purchase shares of PRA common stock (each, a “PRA stock option”) granted under any PRA equity plan, whether vested or unvested, that is outstanding and unexercised will be converted into an ICON stock option to acquire a number of ICON ordinary shares equal to (i) the number of shares of PRA common stock subject to such PRA stock option as of immediately prior to the effective time, multiplied by (ii) the ICON equity conversion ratio, rounding down to the nearest whole number of ICON ordinary shares, at an exercise price per ICON ordinary share equal to (x) the exercise price per share of PRA common stock subject to such PRA stock option, divided by (y) the ICON equity conversion ratio, rounding up to the nearest whole cent. Each PRA stock option so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding PRA stock option as of immediately prior to the Effective Time.

               At the Effective Time, awards of time-based restricted stock units that corresponds to a number of shares of PRA common stock (each, a “PRA RSU award”) granted under any PRA equity plan, whether vested or unvested, that is outstanding will be converted into a restricted stock unit award corresponding to ICON ordinary shares equal to (i) the number of such PRA restricted stock units, multiplied by (ii) the ICON equity conversion ratio, rounding down to the nearest whole number of ICON restricted share units. Each PRA RSU award so assumed and converted will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding PRA RSU award as of immediately prior to the Effective Time.

The portion of the fair value of PRA's equity awards attributable to pre-combination service that will be assumed by ICON upon completion of the Merger amounts to $411.5 million. An incremental stock-based compensation expense resulting from the step up to fair value of PRA's share-based compensation instruments which will be replaced with ICON instruments upon consummation of the Merger has been recorded.  In addition, in certain situations executives are entitled to acceleration of vesting of their awards. An additional charge of $140.8 million has been recorded in respect of both of these events ($32.7 million recorded in the Direct cost line and $108.1 million recorded in the Selling, general and administrative line) for the year ended December 31, 2020. Of this additional charge for the year of $140.8 million, $76.1 million has been recorded in the three month period ended March 31, 2020 ($17.7 million recorded in the Direct cost line and $58.4 million recorded in the Selling, general and administrative line). A credit of $1.2 million ($0.3 million recorded in the Direct cost line and $0.9 million recorded in the Selling, general and administrative line) has been recorded in the three month period to March 31, 2021.

A deferred tax asset of $31.0 million has been recorded in respect of this step up to fair value in the Unaudited Pro Forma Condensed Balance Sheet. For the year ended December 31, 2020, $12.4 million has been presented in the Unaudited Pro Forma Condensed Statement of Operations as a net decrease to the income tax expense. Of this $12.4 million recorded for the year, $3.1 million has been recorded in the three month period ended March 31, 2020. No tax benefit has been recognized for the period ended March 31, 2021. The tax benefit recognized is lower than the statutory tax rate in the jurisdictions where the employees are located primarily due to the non-deductible nature of certain once off adjustments.

4i. Stockholders' equity

Transaction adjustments to stockholders' equity reflects the following;

i.
the issuance of 26.72 million shares of ICON ordinary shares (at an exchange rate of €1:$1.22) to shareholders of PRA with a fair value of $5,977.9 million and the fair value of PRA equity awards exchanged for ICON equity awards of $411.5 million (both amounts recorded in Additional paid-in capital);

ii.	the elimination of the historical equity balances of PRA including share capital, additional paid-in capital, accumulated other comprehensive loss and retained earnings;
iii.
the pro forma reduction in retained earnings of $94.4 million to reflect the estimated Merger related fees and expenses expected to be incurred upon completion of the Merger ($110.7 million expected to be expensed, net of $16.3 million tax benefit);

iv.
the pro forma reduction in retained earnings of $20.6 million to reflect the estimated retention bonuses expected to be incurred upon completion, and in the 6 month period following the consummation, of the Merger ($25.0 million expected to be expensed, net of $4.4 million tax benefit);

v.	the pro forma reduction in retained earnings of $14.5 million ($16.7 million net of $2.2 million tax benefit) to reflect the estimated post-combination settlement of existing debt facilities;
vi.	the pro forma reduction in retained earnings of $16.1 million to reflect the severance arrangements put in place since the announcement of the Merger.

4j. Earnings/ (loss) per share

The pro forma combined basic and diluted earnings/(loss) per share for the three month period ended March 31, 2021, the year ended December 31, 2020 and the three month period ended March 31, 2020, are calculated as follows (in millions, except per share data):

	Three month period ended March 31, 2021	Year ended December 31, 2020	Three month period ended March 31, 2020

Net income/(loss) attributable to the combined entity (1) ($'millions)	$40.48	$(221.56)	$(193.78)
Basic weighted average ICON shares outstanding (in millions)	52.81	52.86	53.35
PRA shares converted to ICON shares (2) (in millions)	26.46	26.13	25.96
Pro forma basic weighted average shares outstanding (in millions)	79.27	78.99	79.31
Pro forma basic earnings/(loss) per share	$0.51	$(2.80)	$(2.44)
Pro forma diluted earnings/(loss) per share (3)	$0.50	$(2.80)	$(2.44)

(1) Net income/(loss) attributable to the combined entity for the three month period ended March 31, 2021 reflects the income as presented in the Unaudited Pro Forma Condensed Statement of Operations of $40.5 million. Net income/(loss) attributable to the combined entity for the year ended December 31, 2020 and March 31, 2020 reflects the loss as presented in the Unaudited Pro Forma Condensed Statement of Operations of $217.0 million  and $189.3 million, respectively and also includes ICON's historical adjustment to reflect changes in the redemption amount of ICON's noncontrolling interest (as required by GAAP) in its subsidiary, MeDiNova, of $4.5 million. This adjustment was only required until the redemption of the noncontrolling interest on March 9, 2020 and will not impact the future earnings per share of the combined company.

(2) Represents the estimated number of shares of ICON ordinary shares to be issued to PRA shareholders based on PRA’s historical basic and diluted shares outstanding, after giving effect to the exchange ratio, for the three month period ended March 31, 2021, the year ended December 31, 2020 and for the three month period ended March 31, 2020.

(3) The unaudited pro forma diluted earnings per share for the three month period ended March 31, 2021 include the additional equity awards described in the table below. The unaudited pro forma diluted earnings per share for the year ended December 31, 2020 and the three month period ended March 31, 2020 are equal to the unaudited pro forma basic earnings per share due to the pro forma net loss for the combined company, which would cause the impact of share-based awards to be anti-dilutive.

The following equity awards were included in the calculation of the pro forma combined diluted earnings/(loss) per share computation for the three month period ended March 31, 2021. These equity awards were excluded from the calculation of the pro forma combined diluted earnings/(loss) per share computation for the year ended December 31, 2020 and the three month period ended March 31, 2020 as their inclusion would have been anti-dilutive due to the reporting of a pro forma net loss for the combined company for those periods:

	Three month period ended March 31, 2021	Year ended December 31, 2020	Three month period ended March 31, 2020
	(in $'millions)
ICON equity awards	0.50	0.42	0.56
PRA equity awards converted to ICON equity awards	0.83	0.59	0.58
Total dilutive equity awards	1.33	1.01	1.14

The weighted average number of ICON ordinary shares used in computing basic earnings per share has been calculated using the weighted average number of ICON ordinary shares issued and outstanding during the period and the number of shares of PRA common stock issued and outstanding as at the period end, giving effect to the exchange ratio established in the Merger Agreement.

For the three months ended March 31, 2021, the ICON pro forma basic earnings per share was calculated using 79.3 million weighted average shares, which reflects the 52.8 million weighted average of ICON ordinary shares issued and outstanding for the period and the 64.1 million weighted average of PRA common stock outstanding at March 31, 2021, converted to 26.5 million shares per the Merger Agreement.

For the year ended December 31, 2020, the ICON pro forma basic earnings per share was calculated using 79.0 million weighted average shares, which reflects the 52.9 million weighted average of ICON ordinary shares issued and outstanding for the period and the 63.4 million weighted average of PRA common stock outstanding at December 31, 2020, converted to 26.1 million shares.

For the three months ended March 31, 2020, the ICON pro forma basic earnings per share was calculated using 79.3 million weighted average shares, which reflects the 53.3 million weighted average of ICON ordinary shares issued and outstanding for the period and the 62.9 million weighted average of PRA common stock outstanding at March 31, 2020, converted to 26.0 million shares per the Merger Agreement.

The 80.6 million weighted average number of ICON ordinary shares used in computing diluted earnings per share for the three month period ended March 31, 2021 has been calculated using the 79.3 million basic average number of ICON ordinary shares as per the paragraph above, adjusted for the dilutive impact of 0.5 million relevant to ICON, and 2.0 million relevant to PRA equity awards converted to 0.8 million shares per the exchange ratio set out in the Merger Agreement.

4k. Other non-recurring transactions

Included in Selling, general and administrative in the Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 2020 is $44.5 million relating to the release of previously accrued contingent consideration associated with PRA's acquisition of Care Innovations. This one-off release to the Unaudited Pro Forma Condensed Statement of Operations will not have a continuing impact on the results of the combined company.

4l. Other management adjustments

On consummation of the Merger of ICON and PRA, the combined company expect to achieve cost synergies of $150.0 million over a 4 year period following the acquisition close. The full phasing of these synergies remains under review and, as such, no management adjustment for synergies has been reflected in the Unaudited Pro Forma Condensed Statement of Operations or Unaudited Pro Forma Condensed Balance sheet. Once the full amount of these synergies are achieved, they are expected to have a continuing impact on the results of the combined company. The achievement of the full amount of the stated synergies is dependent on a number of judgements and assumptions and it has yet to be fully determined whether all of the synergies identified by management can be achieved. Management has made their best estimate of the expected synergies to be achieved on consummation of the Merger but actual synergies may significantly differ from those stated above.

Part III
Comparative Stock Prices and Dividends

Stock Prices

ICON ordinary shares are currently traded on the NASDAQ under the symbol “ICLR” and PRA common stock is currently listed on Nasdaq under the ticker symbol "PRAH".

The table below sets forth, for the periods indicated, the per share high and low sales prices for ICON and PRA as reported on Nasdaq. Numbers have been rounded to the nearest whole cent.

Annual information for the past five calendar years

	ICON (in US$)		PRA (in US$)
	High	Low	High	Low
2020	$215.29	$104.28	$126.66	$58.67
2019	$172.45	$118.10	$115.50	$82.12
2018	$155.33	$101.22	$121.98	$79.20
2017	$124.48	$74.30	$92.00	$54.08
2016	$85.74	$62.31	$60.96	$35.60

Quarterly information for the past two years and subsequent quarters

	ICON (in US$)		PRA (in US$)
	High	Low	High	Low
2021
Second Quarter (through May 31)	$234.22	$193.25	$175.95	$151.77
First Quarter	$223.62	$168.76	$155.00	$119.90
2020
Fourth Quarter	$215.29	$177.52	$126.66	$95.84
Third Quarter	$199.83	$166.66	$109.52	$93.00
Second Quarter	$173.77	$127.00	$113.32	$71.46
First Quarter	$178.99	$104.28	$113.10	$58.67
2019
Fourth Quarter	$172.45	$138.50	$112.13	$92.13
Third Quarter	$165.14	$145.33	$107.40	$92.16
Second Quarter	$154.40	$128.52	$112.18	$85.00
First Quarter	$147.31	$118.10	$115.50	$82.12

The above table shows only historical data.

The following table presents the closing price per share of ICON and of PRA common stock on NASDAQ on (i) February 23, 2021, the last full trading day prior to the public announcement of the signing of the definitive agreement, and (ii) May 31, 2021, the last practicable trading day prior to the completion of this offering memorandum. This table also shows the implied value of the Merger consideration payable for each share of PRA common stock, which was calculated by multiplying the closing price of ICON on Nasdaq on those dates by the exchange ratio and adding the cash consideration.

Date	ICON (in US$)	PRA (in US$)	Equivalent value of merger consideration per share of PRA stock based on price of ICON on Nasdaq (in US$)
February 23, 2021	$208.62	$127.73	$166.06
May 31, 2021	$223.76	$170.92	$172.30

PRA stockholders will not receive the Merger consideration until the transaction is completed, which may occur a substantial period of time after the PRA special meeting, or not at all. There can be no assurance as to the trading prices of PRA common stock or ICON ordinary shares at the time of the completion of the transaction. The market prices of PRA common stock and ICON ordinary shares are likely to fluctuate prior to completion of the transaction and cannot be predicted.

Dividends

ICON currently does not expect to declare dividends on its ordinary shares and have not done so in the past. ICON continues to anticipate that their earnings will be used to provide working capital, to support operations and to finance the growth and development of their business. They may also be used to continue its share repurchase program. Any determination to declare or pay dividends in the future will be at the discretion of its Board of Directors, subject to relevant laws and dependent on several factors, including its earnings, capital requirements and overall financial condition.

PRA has not declared or paid dividends during 2021, 2020, 2019 and 2018. Declaration and payment of any dividend will be subject to the discretion of PRA’s Board of Directors. The time and amount of dividends will be dependent upon its financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in its debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors its board of directors may consider relevant.